Exhibit 99.2
FOR IMMEDIATE RELEASE
Results for the quarter ended June 30, 2006 under Consolidated Indian GAAP
Wipro’s Profit After Tax grows by 45%
Revenue in Global IT business grows 42% to Rs. 24.5 billion
Bangalore, July 19, 2006 — Wipro Limited today announced its results approved by the Board of Directors for the quarter ended June 30, 2006.
Highlights of the Results
•	Wipro Limited Profit After Tax grew by 45% year on year (yoy) to Rs. 6.20 billion (Rs. 620 Crores), Total Revenue increased by 39% yoy to Rs. 31.43 billion (Rs. 3,143 Crores)

•	Global IT Services & Products Revenue was Rs. 24.51 billion (Rs. 2,451 Crores), a 42% increase yoy

•	Global IT Services & Products Profit before Interest and Tax (PBIT) was Rs. 6.02 billion (Rs. 602 Crores) and grew by 45% yoy; Operating Margin was at 24.6%, an improvement of 60 basis yoy.

•	Global IT Services & Products added 62 new clients in the quarter.

•	Wipro’s India, Middle East & Asia Pac business records 62% growth in PBIT yoy; Revenue grew 35%
Outlook for the Quarter ending September 30, 2006
Azim Premji, Chairman of Wipro, commenting on the results said “The results for the quarter were quite satisfying; we enhanced our strategic investments to sustain long term growth even as we continued solid execution leading to improvements in operating performance. Our Global IT Services business continued to witness broad based growth, across Verticals, Geographies and Service lines. The external environment remains buoyant — we see Offshoring at the center-stage of IT Strategy of Global Corporations. In these exciting times, we are well-positioned to benefit from our diversified service portfolio and deep industry expertise. Looking ahead, for the quarter ending September 2006, we expect Revenue from our Global IT services business to be approximately $ 577 million”
Suresh Senapaty, Chief Financial Officer, said “During the quarter ended June 2006, our Global IT Services Revenue at $ 539.3 M was ahead of our guidance of $ 533 M. Revenue of Global IT Services segment included $3.2 M from Enabler, our acquisition announced and consummated during the quarter. Continuing strong momentum, our Financial Solutions and combined Technology Business delivered 60% and 40% year on year growths respectively. Among service-lines, Testing Services grew 86% year on year while our Technology Infrastructure Services grew 67% year on year. On margin front, improved price realizations, higher utilization, continued improvements in BPO profitability helped in partially offsetting the additional investments in sales and marketing and acquisition related pressures on profitability”.
Wipro Limited
Total Revenue for the Quarter ended June 30, 2006, was Rs. 31.43 billion, representing a 39% increase YoY. Profit after Tax for the quarter was Rs. 6.20 billion, an increase of 45% YoY.

Global IT Services and Products
Global IT Services & Products reported Revenue of Rs. 24.51 billion for the Quarter ended June 30, 2006, representing an increase of 42% YoY and PBIT of Rs. 6.02 billion, an increase of 45% YoY. Operating Margin for the quarter was 24.6% , an increase of approximately 60 basis points over the previous year. Our Technology Business contributed 33.3% of the Revenue of Global IT Services. Enterprise Business contributed 58.3% of Revenue with the balance 8.4% being contributed by Business Process Outsourcing (BPO) services.
We had 56,435 employees as of June 30, 2006, which includes 40,496 employees in our IT Services business and 15,939 employees in our BPO business. Compared to quarter ended March 31, 2006, this represents a net addition of 2,693 employees which included additional 409 employees from our completed acquisitions.
During the quarter, we added 62 new customers, including 8 Fortune 1000 or Global 500 companies. This includes 24 customers in our Technology business, 36 in Enterprise business and 2 in our BPO business.
Our Global Command Center which offers a unique delivery model for outsourced infrastructure services — won the Marico Foundation and BusinessWorld’s “Innovation for India” award under the Business Model category in June 2006. Also, Wipro was the only Indian company to figure in Business Week IN 25 Champions of Innovation listing in June 2006.
During the quarter, Wipro made three acquisitions in this segment — Enabler Informatica- a Retail Solutions provider based in Europe, Saraware Oy- an Engineering & Design services provider based in Finland, and Quantech Global Services – a Mechanical Design Services firm based in US and India. The operating results of Enabler have been consolidated into Wipro’s operating results effective June 1, 2006 resulting in additional Revenue of Rs. 149 million ($3.2 million) and PBIT of Rs. 27 million. Saraware Oy has been consolidated into Wipro’s operating results with effect from June 30, 2006.
Global IT Services and Products accounted for 78% of the total Revenue and 90% of the PBIT for the quarter ended June 30, 2006.
Wipro Infotech — Our India, Middle East & Asia Pacific IT Services & Products business
For the quarter ended June 30 2006, Wipro Infotech recorded Revenue of Rs.4.56 billion, representing a growth of 35 %YoY. PBIT grew by 62 % YoY to Rs. 353 Mn. Services business contributed 35% to total Revenue during the quarter. Middle East and Asia Pacific business grew by 28% YoY.
We won 42 contracts across Consulting, Solutions and Infrastructure Management in this quarter across India, APAC and Middle East. The marquee wins included an SAP implementation including IS – Retail for Tamimi, a supermarket chain based in Saudi Arabia ,third party testing services to Centurion Bank for its core banking solution implementation and a Consulting assignment for defining an e-governance road map for Govt of Sikkim.
Wipro Infotech has been rated as the No. 1 Network Integrator and No.1 Network Security Services Provider by Voice & Data Magazine, June, 2006.
Wipro Infotech accounted for 15% of total Revenue and 5% of the PBIT for the quarter ended June 30, 2006
Wipro Consumer Care & Lighting
For the quarter ended June 30, 2006, Wipro Consumer Care and Lighting business recorded Revenue of Rs. 1.77 billion with PBIT of Rs. 231 million contributing 6% of total Revenue and 3% of the PBIT for the quarter. Operating Margin was 13.1% for the quarter.
During the quarter, Wipro acquired switches business from North-West Switchgear Limited, a company in the business of electrical products, in this segment. Wipro also entered into a manufacturing agreement with the seller for a period of five years.

Wipro Limited
For the quarter ended June 30, 2006, the Retu rn on Capital Employed in Global IT Services and Products was 63%, Wipro Infotech was 50% and Consumer Care and Lighting was 54%. At the Company level, the Return on Capital Employed was 38%, lower due to inclusion of cash and cash equivalents of Rs. 35.41 billion in Capital Employed (47% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the Quarter ended June 30, 2006, was Rs. 6.14 billion, an increase of 44% YoY. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, different accounting standards for treatment of stock options, deferred taxes, accounting for forward contracts and amortization of intangible assets.
Global IT Services & Products segment’s Revenue was Rs. 24.5 billion for the quarter ended June 30, 2006, under US GAAP. The difference of Rs. 29 million is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.
Quarterly Conference call
Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM US Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID: rajesh.ramaiah@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wipro.co.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

R Rajesh Ramaiah	Sandhya Ranjit
Corporate Treasurer	Manager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0056
Fax: +91-80-2844-0051	+91-80-2844-0350
rajesh.ramaiah@wipro.com	sandhya.ranjit@wipro.com

Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward -looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings and revenue, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed -time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward -looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward -looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER ENDED JUNE 30, 2006

				Rs. in Million
	Quarter ended June 30			Year ended
Particulars	2006	2005	Growth %	March 31, 2006

Revenues
IT Services	21,842	15,495	41%	72,531
Acquisitions	565	—	—	502
BPO Services	2,098	1,823	15%	7,627
Global IT Services and Products	24,505	17,318	42%	80,660
India & AsiaPac IT Services and Products	4,564	3,382	35%	17,048
Consumer Care and Lighting	1,768	1,364	30%	6,008
Others	804	707	14%	3,323
Eliminations	(216)	(152)		(781)

TOTAL	31,425	22,619	39%	106,258

Profit before Interest and Tax — PBIT
IT Services	5,690	4,002	42%	18,751
Acquisitions	(96)	—		45
BPO Services	426	156	173%	1,058
Global IT Services and Products	6,020	4,158	45%	19,854
India & AsiaPac IT Services and Products	353	218	62%	1,459
Consumer Care and Lighting	231	187	24%	805
Others	69	76	-9%	388

TOTAL	6,673	4,639	44%	22,506

Interest (Net) and Other Income	507	214	137%	1,272

Profit Before Tax	7,180	4,853	48%	23,778

Income Tax expense including Fringe Benefit Tax	(1,041)	(628)	66%	(3,391)

Profit before Share in earnings / (losses) of Affiliates and minority interest	6,139	4,225	45%	20,387
Share in earnings of affiliates	65	56		288
Minority interest	—	(1)		(1)

PROFIT AFTER TAX	6,204	4,280	45%	20,674

Operating Margin
IT Services	26%	26%		26%
Acquisitions	-17%	—		9%
BPO Services	20%	9%		14%
Global IT Services and Products	25%	24%		25%
India & AsiaPac IT Services and Products	8%	6%		9%
Consumer Care and Lighting	13%	14%		13%

TOTAL	21%	21%		21%

CAPITAL EMPLOYED
IT Services	25,685	23,968		27,952
Acquisitions	7,285	—		2,692
BPO Services	7,010	4,846		6,357
Global IT Services and Products	39,980	28,814		37,001
India & AsiaPac IT Services and Products	3,211	1,903		2,401
Consumer Care and Lighting	2,181	719		1,210
Others	29,894	27,145		26,272

TOTAL	75,266	58,581		66,884

CAPITAL EMPLOYED COMPOSITION
IT Services	34%	41%		42%
Acquisitions	10%	—		4%
BPO Services	9%	8%		10%
Global IT Services and Products	53%	49%		55%
India & AsiaPac IT Services and Products	4%	3%		4%
Consumer Care and Lighting	3%	1%		2%
Others	40%	47%		39%

TOTAL	100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	85%	71%		76%
Acquisitions	-8%	—		3%
BPO Services	25%	9%		14%
Global IT Services and Products	63%	57%		59%
India & AsiaPac IT Services and Products	50%	53%		77%
Consumer Care and Lighting	54%	91%		76%

TOTAL	38%	33%		37%

Notes to Segment Report
1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.
2.	Segment revenue includes exchange differences which are reported in other income in the financial statements.
3.	PBIT for the quarter June 30, 2006 is after considering restricted stock unit amortisation of Rs. 148 Million (2005: Rs. 173 Million & 2006: Rs. 633 Million). PBIT of Global IT Services and Products for the quarter June 30, 2006 is after considering restricted stock unit amortisation of Rs. 131 Million (2005: Rs. 145 Million & 2006: Rs. 544 Million).
4. Capital employed of segments include current liabilities –

			(Rs. in Million)
	As of June 30,		As of March 31,
Name of the Segment	2006	2005	2006

Global IT Services and Products	16,105	9,208	13,510
India & AsiaPac IT Services and Products	4,932	3,609	5,314
Consumer Care and Lighting	1,339	489	1,080
Others	8,951	5,297	8,866

	31,327	18,603	28,770

5.	Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 35,406 Million (2005: Rs. 26,911 Million & 2006: Rs. 29,817 Million).
6.	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

					(Rs. in Million)
	Quarter ended June 30,				Year ended
Geography	2006	%	2005	%	March 31, 2006%

India	5,941	19%	5,192	23%	22,438	21%
USA	16,390	52%	11,445	51%	53,089	50%
Europe	7,516	24%	5,102	23%	24,311	23%
Rest of the World	1,578	5%	880	3%	6,421	6%

Total	31,425	100%	22,619	100%	106,258	100%

7.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

8.	Until June 30, 2005, the Company reported IT services and BPO services as an integrated business segment — Global IT Services and Products. Effective July 2005, the company reorganized the management structure of Global IT Services and Products Segment, the segment reporting format has been changed accordingly. Revenues, operating profits and capital employed of Global IT Services business are now segregated into IT Services and BPO services.

9.	Effective April 1, 2006, the Company acquired 100% equity of cMango Inc and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration includes cash payment of Rs. 884 Million and an earn-out of USD 12 Million to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.

The purchase consideration has been allocated based on book value of assets / liabilities and goodwill of Rs. 907.31 Million has been recorded.

10.	Effective June 1, 2006, the Company acquired 100% equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration includes cash payment of Rs. 2,425 Million and an earn-out of Euro 11 Million to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.
The purchase consideration has been allocated on a preliminary basis based on management’s estimates and goodwill of Rs. 2,039 Million has been recorded. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded.

11.	On June 29, 2006, the Company acquired 100% equity of Saraware Oy (Saraware) for an aggregate consideration of Rs. 975 Million. Saraware provides design and engineering services to telecom companies. In addition, the Company would pay an earn-out of Euro 7 Million to be determined based on financial targets being achieved over a period of 18 months.

The purchase consideration has been allocated on a preliminary basis based on managements’ estimates and goodwill of Rs. 1,149 Million has been recorded. The Company is in the process of making final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded.

12.	In May 2006, the Company acquired the trademark / brand “North-West”, plant and machinery, moulds and dies and technical know -how relating to plant and machinery from North-West Switchgear Limited for an aggregate cash consideration of Rs 1,053 Million and an earn-out of Rs. 200 Million to be determined and paid in future based on specific financial metrics being achieved during a four year period. The Company has also entered into a non-compete agreement with the sellers of “North-West” brand for a cash consideration of Rs. 30 Million.

Based on the performance of various other established brands in the market of similar products, and based on future economic benefits using reasonable and supportable assumptions that represent best estimate of the set of economic conditions that will exist over the useful life of the asset, the Company estimates that the useful life of the brand is 20 years. The brand is amortised on a straight line basis. Intangibles economic life includes period for which renewal of legal rights is virtually certain. Payment for non-compete is amortised over the period of the non-compete agreement.

13.	As at June 30, 2006, revenues, operating profits and capital employed (including goodwill) of mPower , New Logic , cMango, Enabler & Saraware are reported separately under ‘Acquisitions’.

14.	As of June 30, 2006, forward contracts and options (including zero cost collars) to the extent of USD 144 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium/discount on the forward contracts for the period upto the balance sheet date is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.

Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price.

The exchange differences on the forward contracts and gain / loss on options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. The premium / discount at inception of forward contracts is amortised over the life of the contract.

In respect of option/forward contracts which are not designated as hedge of highly probable forecasted transactions, realized/unrealized gain or loss are recognised in the profit and loss account of the respective periods.

As at June 30, 2006, the Company had forward / option contracts to sell USD 335 Million, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts is a loss of Rs. 272 Million. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

15.	The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The Company has been advised by external counsel that the straight line amortization over the total vesting period complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended.

However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before tax and profit after tax for the quarter ended June 30, 2006 would have been lower by Rs. 28 Million & Rs. 24 Million respectively. Similarly, the profits before tax and profit after tax for the quarter ended June 30, 2005 and year ended March 31, 2006 would have been lower by Rs. 213 Million & Rs. 197 Million and Rs. 490 Million & Rs. 449 Million respectively. This would effectively increase the profit before and after tax in later years by similar amounts.

16.	a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

	b)	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

	c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.